UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, April 30, 2020

In March 2020

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 1.2 MILLION PASSENGERS PRIOR TO THE GROUNDING OF SUBSTANTIALLY ALL OF ITS PASSENGER FLEET

In March 2020, prior to the cancellation of substantially all of its passenger flights, Avianca Holdings and its subsidiaries carried 1,211,810 passengers, a 53.3% decrease over the same period in 2019. The decrease is driven by the temporary grounding of the Company’s passenger fleet, due to the global coronavirus outbreak

In March, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 1,211,810 passengers, a 53.3% decrease compared to March 2019. Capacity, measured in ASKs (available seat kilometers), decreased 41.7%, while passenger traffic, measured in RPKs (revenue passenger kilometers), decreased 53.5%. The load factor for the month was 64.8%, a decrease of 1,655 bps compared to the same period of 2019. The decrease across Avianca Holdings ‘operating statistics is driven by the gradual grounding of the Company’s passenger fleet over the course of March 2020, as a result of the global coronavirus outbreak. The Company’s passenger fleet has been fully grounded since March 25, 2020. Consequently, we expect our operational figures for the month of April to show an even further year-over-year decrease.

Domestic markets in Colombia, Peru and Ecuador

In March, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 733,818 travelers, down 49.7% when compared to the same period of 2019. Capacity (ASKs) decreased 40.1% while passenger traffic (RPKs) decreased 51.2%. The load factor for the month was 64.9%, a 1,473 bps decrease when compared to the same month of 2019.

International markets

In March, the affiliated airlines of Avianca Holdings transported 477,992 passengers on international routes, down 57.9% when compared to the same period of 2019. Capacity (ASKs) decreased 42.0%, while passenger traffic (RPKs) decreased 54.0%. The load factor for the month was 64.7%, an decrease of 1,693 bps when compared to March 2019.

Operational Statistics	Mar- 20	Mar- 19	ΔYOY		YTD 2020	YTD 2019	ΔYOY
Avianca Holdings (Cons.)
PAX (K)[1]	1,212	2,596	-53.3%		5,998	7,759	-22.7%
ASK (mm)[2]	2,719	4,660	-41.7%		11,325	13,936	-18.7%
RPK (mm)[3]	1,761	3,790	-53.5%		8,687	11,433	-24.0%
Load Factor[4]	64.8%	81.3%	-16.5	pp	76.7%	82.0%	-5.3	pp

Domestic Market
PAX (K)[1]	734	1,460	-49.7%		3,531	4,352	-18.9%
ASK (mm)[2]	490	819	-40.1%		1,987	2,414	-17.7%
RPK (mm)[3]	318	653	-51.2%		1,538	1,966	-21.7%
Load Factor[4]	64.9%	79.7%	-14.7	pp	77.4%	81.4%	-4	pp

International Market
PAX (K)[1]	478	1,136	-57.9%		2,467	3,407	-27.6%
ASK (mm)[2]	2,229	3,841	-42.0%		9,338	11,522	-19.0%
RPK (mm)[3]	1,443	3,137	-54.0%		7,149	9,467	-24.5%
Load Factor[4]	64.7%	81.7%	-16.9	pp	76.6%	82.2%	-5.6	pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect

*About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On March 22, 2019, Avianca Holdings, S.A. announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability, and 4) repositioning of non-strategic assets. Last May 24th, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary